Mail Stop 3561

May 8, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Torbjorn B. Lundqvist
 Chief Executive Officer and Chief Financial Officer
AVIATION UPGRADE TECHNOLOGIES, INC.
24040 Camino Del Avion, #A303
Monarch Beach, California 92629 USA

> **Re: Aviation Upgrade Technologies, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 0-28347**

Dear Mr. Lundqvist:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments by filing an amendment to your December 31, 2006 Annual Report on Form 10-KSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. The requested amendment should be filed as soon as possible.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

Market for Common Equity and Related Stockholder Matters, page 4

1.   See the first paragraph. Please note that our headquarters address has changed to 100 F
        Street, N.E., Washington, D.C. 20549, and the Public Reference Room's phone number
        has changed to 1-800-551-8090. Please revise.

Management's Discussion and Analysis

Critical Accounting Policy and Estimates, page 6

2.   For enhancement as to specificity and disclosure, please provide a separate discussion
        under this section of MD&A of your critical accounting policy as it relates to amounts to
        accrue for accounting and legal expenses.

General, page 6

3.   Please disclose here and in the business section of the filing, whether or not the electronic
        tire valve cap has been manufactured for or sold for use to the airline industry. In this
        regard, further clarify that all of your sales, if true, have been generated from the
        automotive industry.

For the fiscal year ended December 31, 2006, compared to…December 31, 2005, page 7

4.   Your discussion of liquidity and capital resources and results of operations should not
        merely repeat the numerical changes in the financial statements, but rather, to explain all
        material and significant changes in your financial condition, results of operations and
        cash flows. Please expand your discussion accordingly. We refer you to Item 303(b) of
        Regulation S-B.

Liquidity and Capital Resources, page 7

5.   With regard to your discussion of liquidity and capital resources, please prominently
        disclose the fact that you have received a going concern opinion from your accountants.
        Fully and clearly explain the reasons for, and the implications of receiving such an
        opinion.

6.   Disclose whether or not you have any commitments of financing from your shareholders,
        directors or officers to provide you with loans, advances or other sources of funding.
        Also disclose whether you have any available lines or letters of credit from third parties.

7.   Describe the nature of the stockholder loan payable reflected in the December 31, 2006
        balance sheet, including its repayment terms. Also, describe the nature and source, and
        repayment terms of the balance sheet line items "profit participation payable" and "profit

participation advances."   We see your disclosure in Note 4 to the audited financial statements.

8.   Provide a discussion of your cash flows used in operating, investing and financing activities as shown in the statements of cash flows.

Results of Operations, page 7

9.   Provide a discussion as to why your revenues increased in fiscal year 2006. Discuss the reasons why cost of sales increased significantly in 2006, which appears to have contributed to the decrease in gross profit as compared to the prior year.

10.   Discuss the source of your interest expense and explain why the amount increased in fiscal 2006 as compared to the prior year.

11.   We note your disclosure that depreciation expense remained the same in both years. As your net property and equipment decreased significantly at December 31, 2006 as compared to the prior year and there appears to be no significant capital expenditures or sale of assets, describe the reasons for the decrease in this account. Based on the disclosure in Note 6 to your audited financial statements, it appears the decrease is solely due to depreciation expense, notwithstanding that the useful lives range from 5-to-27.5 years. Expand the information in Note 6 to disclose that "tooling" is amortized over 3 years, which comprises the majority of the net property and equipment balance. Further, expand to clarify whether or not the category of "equipment" shown in the table on page F-13, represents those assets as having 5-to-27.5 useful lives; otherwise it is unclear where such "equipment" assets are reflected in the financial statements.

12.   Describe in MD&A and tell us the nature of the fiscal 2005 statement of operations line item "other income" in the amount of $57,878.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

13.   Refer to the introductory paragraph. We note your December 31, 2005 financial statements were audited by other auditors whose report you are relying on. In reference to Note 2 to Item 310 of Regulation S-B, under the guidance of Article 2 of Regulation S-X, the audit report of the other auditors is also required to be filed with your financial statements. See Rule 2-05 of Regulation S-X. Please amend your filing to include the report of the other auditors.

Balance Sheet, pages F-2 and F-3

14.   It appears the number of issued and outstanding shares at December 31, 2005 should be the same as those shown at December 31, 2006, given that your statements of stockholders' equity (deficit) does not disclose any changes in the number of common shares. Please revise as necessary.

Statement of Operations, page F-4

15.   Supplementally and in detail, describe the nature and origin of the debt that was forgiven. Disclose the details of this transaction in the filing as well, both in the financial statement footnotes and in MD&A. In this regard, we assume that the lender was not a significant shareholder. If our assumption is correct, please explain the business reasons why the debt was forgiven, apparently without consideration. If our assumption is not correct, the forgiveness of debt should be recorded as a capital contribution and should not appear in the income statement. Please revise or advise.

16.   You disclose, on page 7, that royalty fees were waived by Mr. Lundqvist for fiscal 2005. Please explain to us how and when the fees and the subsequent waiver were recorded in your financial statements. If Mr. Lundqvist holds a significant percentage of your shares, it appears that the related royalty expense should have been recorded and that the forgiveness of the resulting payable should have been recorded as a capital contribution. Please advise us as to your actual accounting, supplementally and in detail.

Statements of Stockholders' Equity (Deficit), page F-5

17.   If you elect to present fiscal periods 2003 and 2004 in your audited statements of stockholders' equity, please include an accompanying accountant's report on these periods. Alternatively, please delete these periods from your audited financial statements. In this regard, as you are not a development stage entity, their inclusion appears to be voluntary. Please revise as appropriate.

Note 7. Basic & Diluted Income / (Loss) Per Common Share, page F-13

18.   Please clarify the discussion of your calculation of diluted earnings per share to exclude any preferred stock outstanding. We further note that the Company has no preferred stock issued or outstanding. Also, disclose how you account for the outstanding warrants in the computation of diluted earnings per share. Please see paragraphs 11-16 of SFAS No. 128 for guidance. Consider the disclosure requirements of paragraph 40c of the Statement as well.

Exhibit 31.1
and
Exhibit 31.2

19.   Reference is made to the subparagraphs included under paragraph 4 of Exhibits 31.1 and 31.2. It appears you have inadvertently omitted the paragraph disclosure concerning the evaluation of the effectiveness of your disclosure controls and procedures and the conclusions about the effectiveness of the disclosure controls and procedures. Reference is made to Item 6.01(31)(4)(c) of Regulation S-B. Please amend your December 31, 2006 Annual Report on Form 10-KSB to revise Exhibits 31.1 and 31.2 to conform to the language required for these certifications.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief